March 3, 2017

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

RE:	Command Security Corporation
Form 10-K for Fiscal Year Ended March 31, 2016
Filed June 27, 2016
Form 10-Q for Fiscal Quarter Ended Dec. 31, 2016
Filed February 13, 2017
Letter from Command Security Corporation to the US Securities and Exchange Commission dated March 2, 2017.
File No. 001-33525

Dr. Mr. Spirgel,

This letter supplements the response of Command Security Corporation (the “Company”) dated March 2, 2017, to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated February 22, 2017, relating to the Company’s Form 10-K for the year ended March 31, 2016, originally filed with the Commission on June 27, 2016 and the Company’s Form 10-Q for the quarter ended December 31, 2016 originally filed with the Commission on February 13, 2017 (the “Form 10-Q”).

Based on discussions with Mr. Robert Shapiro of the SEC Staff, in future filings the Company will enhance the overall discussion of the Company’s liquidity situation including the Company’s ability to increase borrowings as necessary to meet the needs of increasing revenue growth.

If you have any questions or require any further information regarding this letter, please call Paul Brost, our CFO at (703) 464-4151, our counsel, Elliott Smith at Winston & Strawn LLP, at (212) 294-6787, or me at (703) 464-4150.

Respectfully submitted,

/s/ Craig P. Coy

Craig P. Coy
Chief Executive Officer

cc:	N. Paul Brost